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BY HAND

Ms. Ellie Bavaria, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

USA

October 15, 2009

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement under Schedule B

File No. 333-161148

Filed August 7, 2009

Form 18-K for the Fiscal Year Ended December 31, 2008

File No. 333-134038

Filed August 4, 2009

Dear Ms. Bavaria,

Thank you for your comments on the Registration Statement on Schedule B filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) and the Republic of Austria (“Austria”) on August 7, 2009 (the “Registration Statement”) and on the Annual Report on Form 18-K filed by OeKB and Austria on August 4, 2009 (the “Annual Report”). We have enclosed a revised clean Registration Statement and a revised Annual Report as well as two courtesy blacklined copies each, showing changes from the previously filed versions. These changes reflect OeKB’s and Austria’s responses to the comments in your letter dated September 3, 2009, as well as additional updates. OeKB’s and the Republic’s responses to the Staff’s comments are as follows:

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Registration Statement under Schedule B

General

1.	Please update all statistics to provide the most recent data available.

As requested, we have updated the statistical data in Exhibit (d) to the Annual Report, which is being incorporated by reference into the prospectus included in the Registration Statement, to provide the most recent data available. Please see, for example, pages 58 to 61, 64, 66, 67 and 74 of Exhibit (d) to the Annual Report.

2.	We understand that the European Commission will initiate excessive-deficit procedures against Austria in late 2009. See, for example, “Country Forecast,” the Economist Intelligence Unit, Aug. 2, 2009. Discuss the anticipated effect of the European Commission’s initiation of excessive-deficit procedures.

As requested, on page 78 of Exhibit (d) to the Annual Report, which is being incorporated by reference into the prospectus included in the Registration Statement, we have included a discussion of the excessive-deficit procedure that the European Commission initiated against Austria on October 7, 2009 and the potential effect such procedures could have on Austria. Since it is currently uncertain what corrective measures, if any, the European Commission will suggest in the course of the excessive-deficit procedure, it is not currently possible to anticipate the specific effects such measures would have on Austria.

Enforcement of Liabilities, page 3

3.	Please revise to make consistent the disclosure regarding the enforceability of judgments of the United States courts in Austria. In this section, you indicate that such judgments “may not be enforceable;” however, the disclosure on page 21 states that “it will not be possible to enforce” such a judgment.

As requested, we have revised the disclosure on page 3 of the Registration Statement to make the disclosure consistent with that on page 21.

Use of Proceeds, page 3

4.	We note that you intend to use the proceeds from the sale of the guaranteed debt securities and warrants to repay borrowings incurred to finance export transaction. To the extent practicable, please disclose the range of interest rates associated with the outstanding indebtedness that you intend to repay.

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The proceeds from the sale of guaranteed debt securities and warrants are pooled by OeKB together with the proceeds from other debt issuances and borrowings as part of OeKB’s annual cash-flow planning process. As a result, the specific use of the proceeds (i.e., the direct financing of export transactions, the repayment of borrowings or the temporary investment) from a particular issuance of guaranteed debt securities or warrants cannot typically be determined. It is, therefore, not practicable to disclose the range of interest rates associated with the outstanding indebtedness that may be repaid out of the proceeds from the sale of guaranteed debt securities and warrants. We have, however, revised the disclosure on page 3 of the Registration Statement to make it clear that a specific use of proceeds cannot typically be attributed to a particular issuance.

Certain Tax Considerations, page 25

Austrian Taxation, page 25

5.	If true, please state clearly that payments of principal of and premium and interest on the guaranteed debt securities will not subject holders to income or withholding taxes in Austria subject to the limitations counsel has identified.

In response to your comment, we have expanded and revised the disclosure on page 25 of the Registration Statement to more clearly distinguish the Austrian tax consequences of holding Guaranteed Debt for Austrian tax residents and non-residents. We believe this revised disclosure makes it easier for investors to understand the consequences of holding Guaranteed Debt Securities based on their particular circumstances.

Undertaking, page II-2

6.	Please include the undertakings set forth in Item 512(i) of Regulation S-K.

We respectfully submit that the undertakings set forth in Item 512(i) of Regulation S-K should not be applicable with respect to the Registration Statement, since OeKB and Austria avail themselves of the procedures for delayed and continuous offerings of securities set forth in Release No. 33-6424 (dated September 2, 1982). In response to your comment we have, however, included the undertakings set forth in Item 512(a)(5)(i) and (6) on page II-2 of the Registration Statement. This is in addition to the undertakings set forth in Item 512(a)(1), (2) and (3) and Item 512(b), which are already contained in the Registration Statement.

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Form 18-K

Exhibit (d)

Oesterreichische Kontrollbank Aktiengesellschaft, page 4

Management and Employees, page 11

7.	Please provide consistent disclosure regarding the number of employees. In this regard, we note that the disclosure in this section indicates that there are 403 employees as compared to 363 employees disclosed on page 47 in the notes to the financial statements.

As requested, we have revised the disclosure on page 11 of Exhibit (d) to the Annual Report to reconcile the differences in the number of employees (while 363 was the average number of employees in fiscal year 2008, 403 was the number of employees as of year-end 2008).

Shareholders and Supervisory Board, page 12

8.	Please identify the Austrian banks that own the Bank’s share capital.

As requested, we have identified the shareholders of the Bank as well as the percentage of their respective shareholdings on page 12 of Exhibit (d) to the Annual Report.

9.	In the third paragraph, please explain whether the Bank consults with shareholders regarding all transactions that it initiates or whether the consultation is limited to related party transaction.

As requested, on page 12 of Exhibit (d) to the Annual Report we have clarified that the Bank consults with its shareholders regarding all transactions, whether or not they involve related parties.

Republic of Austria, General, page 53

10.	We understand that Austrian exports were down approximately 27.9% year over year and that exports were significantly affected by the German economy. See, for example, “Recession Deepens as Exports Flag Further,” Austria Today, July 3, 2009. Please discuss the effect of declining exports on Austria’s economy and the operations of the OeKB Group.

As requested, we have added disclosure regarding the effects of declining exports on OeKB and Austria on pages 6 and 67, respectively, of Exhibit (d) to the Annual Report.

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11.	Discuss the risk to Austria’s financial sector as a result of Austrian financial institutions’ increased exposure to Central and Eastern Europe as Austrian banks have expanded operations in those regions. Also disclose the risks to Austrian financial institutions’ growth prospects in light of declining lending in Central and Eastern Europe. See, for example, “Stand by Me,” Economist, June 11, 2009 and “Crisis Raises Fears of New ‘Iron Curtain’ in Europe; Easy Credit that Fueled East’s Growth Has Ended, with west Turning Inward,” International Herald Tribune, Aug. 24, 2009.

As requested, we have expanded the disclosure on page 75 of Exhibit (d) to the Annual Report to discuss the risks of Austria’s financial sector as a result of financial institutions’ increased exposure to Central and Eastern Europe, including regarding the risk that this exposure may have an adverse effect on their future growth.

Banking, Insurance, Real Estate and Business Services, page 59

12.

In your discussion of Austria’s measures to address the global financial crisis, please disclose the actions the Government has taken to assist specific sectors or industries, such as the car exchange scheme. See, for example “Austria Still in Recession but Improves in 2nd Quarter: Data,” Agence France Presse, Aug. 13, 2009.

As requested, we have included disclosure regarding Government measures aimed at assisting the corporate and industrial sector in response to the global financial crisis (including the car replacement program) on page 60 of Exhibit (d) to the Annual Report. This is in addition to the disclosure on Government measures relating to the financial sector included on page 74 of Exhibit (d) to the Annual Report.

Domestic Production and Consumption of Primary Energy, page 61

13.	In the table, please break out the components of “other energy” since it represents a significant portion of total domestic production.

In response to your comment, we have revised the table on page 62 of Exhibit (d) to the Annual Report. We have combined the previous line items “other energy” and “hydro-electricity” into a new line item “renewable energy”, since all components of “other energy” are renewable energy sources; hydro power is now shown as a separate sub-category of renewable energy. In addition, we have added a footnote describing the various components of renewable energy, which, in addition to hydro power, include firewood, various kinds of waste and biomass, geothermal energy, solar energy, wind energy, biogas and liquid biofuels. In light of the large number of components of renewable energy and the fact that hydro power is by far the most

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significant one, we have not shown the amounts of production and consumption for the various components other than hydro power, since we believe that they do not provide meaningful additional information for investors. We have been advised that corresponding data for the year 2008 is not yet available.

14.	Please discuss any risks associated with Austria’s reliance on Russia for 67% of its natural gas imports and discuss any measures Austria has taken to decrease such reliance. For example, we note Austria’s support of the Nabucco pipeline.

As requested, we have included disclosure on the risks associated with Austria’s reliance on Russia for a large portion of its natural gas imports, as well as on the measures Austria is taking to decrease such reliance on page 63 of Exhibit (d) to the Annual Report.

Labor and Social Legislation, page 64

15.	Please include a five-year chart of the unemployment statistics.

As requested, we have included a five-year chart on Austria’s unemployment statistics on page 66 of Exhibit (d) to the Annual Report.

Foreign Direct Investments, page 65

16.	Please describe the reasons for the decline in foreign direct investment from 2005 to 2006 and discuss the current rate of foreign direct investment.

As requested, on page 66 of Exhibit (d) to the Annual Report we have included disclosure of the reason for the decline in the growth rate in foreign direct investment from 2005 to 2006; we have also updated the disclosure to relate to the year 2007. We have been advised that corresponding data for 2008 are not yet available.

Tables and Supplementary Information, page 80

17.	Please provide the information regarding the outstanding indebtedness as of a date within 90 days of the effective date of the registration statement.

As requested, we have updated the information on OeKB’s outstanding indebtedness as of September 29, 2009 on page 83 of Exhibit (d) to the Annual Report.

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Thank you for your attention to this matter. Please feel free to contact the undersigned at (+49 69) 9711-1299 or mplepelits@shearman.com if you or other members of the Staff have any questions about this letter or the enclosed filings.

Yours sincerely,

/s/ Marc O. Plepelits
Marc O. Plepelits

Encl.

cc:	Dr. Christian Prosl

Embassy of the Republic of Austria in the United States of America

Mag. Monika Seitelberger

Mag. Maximilian Plattner

Oesterreichische Kontrollbank Aktiengesellschaft

Patrick Kenadjian

John W. Banes

George Hacket

Davis Polk & Wardwell LLP